EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name	Jurisdiction	Percentage of ownership

Stimunity S.A.	France	44%

SalvaRx Limited	BVI	100%

iOx Therapeutics Ltd.	UK	78%

Saugatuck Therapeutics Ltd.	BVI	70%

Tarus Therapeutics Limited (formerly Intensity Holdings Limited)	BVI	100%

Saugatuck Rx LLC	USA	70% *

SalvaRx LLC	USA	100%

Tarus Therapeutics, LLC	USA	100%

* 100% owned by Saugatuck Therapeutics Ltd.